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                                                                    Exhibit 12.1

         Statement of Computation of Ratio of Earnings to Fixed Charges
                          (in thousands, except ratios)

                                                             Fiscal Year Ended
                                    ----------------------------------------------------------------------
                                    October 30,    October 25,     October 26,   October 27,   October 28,
                                       2004           2003            2002          2001          2000
                                     --------       ---------       --------      --------      ---------
                                                   Restated(1)     Restated(1)   Restated(1)   Restated(1)
Earnings (loss) from continuing
  operations before taxes            $(17,945)      $(134,519)      $131,620      $743,240      $(950,417)
Fixed charges from
continuing operations
   Interest expense and
     amortization of debt
     discount and issuance
     costs on all indebtedness         10,677          13,339         11,427            --             45
   Interest included in rent            3,722           7,579          6,679         5,507          1,381
                                     --------       ---------       --------      --------      ---------
Total fixed charges from
  continuing operations                14,399          20,917         18,106         5,507          1,426
                                     --------       ---------       --------      --------      ---------
Earnings (loss) before taxes
  and fixed charges                  $ (3,546)      $(113,602)      $149,726      $748,747      $(948,991)
                                     ========       =========       ========      ========      =========
Ratio of earnings to fixed
  charges (2)                              --              --           8.3x        136.0x             --

Coverage deficiency (3)              $ 17,945       $ 134,519       $     --      $     --      $ 950,417
                                     --------       ---------       --------      --------      ---------

(1) On January 24, 2005, the Company announced that its Audit Committee completed an internal review regarding the stock option granting process. As a result of certain findings of the review, the Company restated certain of its historical financial statements to record additional stock-based compensation charges relating to many of its stock option grants made during the period 1999 through the third quarter of fiscal year 2003. In addition the Company recorded a valuation allowance associated with deferred tax assets related to previously recorded stock option tax benefits. See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

(2)   The ratio of earnings to fixed charges was computed by dividing earnings
      (loss) from continuing operations before taxes by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount and issuance costs on all indebtedness, and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.

(3) Earnings were inadequate to cover fixed charges. For the year ended October 30, 2004, the Company needed additional earnings of $17.9 million to achieve a ratio of earnings to fixed charges of 1.0x.